FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

VOTING AGREEMENT INFORMATION

In compliance with the provisions of article 30, XIX of CVM Instruction 480 of December 7, 2009, as amended ("ICVM 480"), Telefônica Brasil S.A. (the "Company" or "Telefônica Brasil") hereby discloses relevant information regarding the voting agreement executed and filed at its headquarters on the date hereof (the "Voting Agreement"), as reported in the Material Fact also disclosed by the Company on the date hereof.

A copy of the entire Voting Agreement is available on the websites of the Company (http://ri.telefonica.com.br/), the CVM (www.cvm.gov.br), and at B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

(a) Date of execution

The Parties (as defined below) have entered into the Voting Agreement on the date hereof.

(b) Parties

The Voting Agreement was executed by and between SP Telecomunicações Participações Ltda. ("SP Telecom"), Telefónica S.A. ("TEF”), and Telefónica Latinoamérica Holding, S.L. ("TLH" and, together with SP Telecom and TEF, the "Parties"), as shareholders of Telefônica Brasil, with the intervention and consent of the Company.

(c) Term of Duration

The Voting Agreement entered into force on the date hereof and shall remain in force during the period in which TEF and TLH jointly hold shares representing at least a majority of the voting capital of the Company.

(d) Exercise of the right to vote in the Company

Under the Voting Agreement, the Parties assumed the obligation to exercise their voting rights in respect of the resolutions taken at Company's Meetings of Shareholders, in a uniform manner and as a group, in order to present at the General Meeting a block vote in favor or against the matter on the agenda, as resolved in the prior meeting of the Parties (the "Prior Meeting").

The Parties have agreed that, in order to ensure that SP Telecom continues to exercise the voting rights relating to the majority of the voting shares and effectively holds the controlling

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

interest in the Company, the guidance of the vote issued by SP Telecom at a Prior Meeting shall always control, regardless of the matter discussed, and will irrevocably and irreversibly bind the vote of TEF and TLH at the respective General Meeting.

Additionally, the Parties have undertaken to exercise their voting rights at the Company's General Meetings so that the members of the Company's Board of Directors elected by the Parties are appointed by SP Telecom and have, in their majority, Brazilian citizenship.

(e) Transfer of the Company's securities

There are no provisions regarding the transfer of securities issued by the Company.

São Paulo, October 1, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel.: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 1, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director